AP 3/11

*KH 3/11

[redacted]

11015719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8- 68140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMBD, LLC
DBA: Marriott Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 East Cary Street Suite 1430
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin Marriott 804-344-0952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/11

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMBD, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Justin Marriott
Signature

Managing Director
Title

LAUREN MAY CORRY YANCEY
NOTARY PUBLIC
REG # 7281268
COMMISSION EXPIRES 6/30/2013
COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

Kelli P. Meadows
. Douglas A. Urquhart
. David C. Acree
. Shannon W. Cook

Independent Auditor's Report

To the Managing Director
SMBD, LLC

We have audited the accompanying statement of financial condition of SMBD, LLC (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SMBD, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook, LLP

Richmond, Virginia
February 22, 2011

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (v) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

SMBD, LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	18,772
Commissions receivable		1,500
Deferred commissions expense		20,000
Deposits and prepaid expenses		2,456
Total assets	$	42,728
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	4,075
Deferred revenue		25,000
Total liabilities		29,075
Member's equity		13,653
Total liabilities and member's equity	$	42,728

See Notes to Statement of Financial Condition.

SMBD, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: SMBD, LLC (the Company) was formed under the laws of the state of Virginia as a single member limited liability company owned by Seare Marriott Management, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company brokers private placement of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of SMBD, LLC dated February 15, 2008. According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the members of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Commissions receivable: Commissions receivable are recorded at the amount the Company expects to collect from the outstanding balance. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. Commissions receivable are written-off when deemed uncollectible. All commissions receivable are considered collectible at December 31, 2010.

Income taxes: The Company is a single member limited liability company and is not a tax paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distribution paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and required net capital of $9,322 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2010 was 0.44 to 1.

Note 3—Related Party Transactions

The Company participates in a Management Services Agreement with another limited liability company wholly owned by the Managing Director of the Company. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business free of charge. The agreement will remain in effect unless terminated by either party with thirty days advance written notice.

Note 4—Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable.

The Company currently maintains its cash in a brokerage account. Each night, the cash in the account is swept into multiple banks, virtually eliminating all risk associated with Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2010, the Company did not have funds that exceeded insured amounts.

Commissions receivable represent commissions from a third party actively involved in a pending transaction.

Note 5—Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued which was February 22, 2011.